Exhibit 99.1

NICE Introduces Situator Express, a Situation Management
Solution for Core Security Operations

The solution transforms the NiceVision IP video surveillance system into an extensive security management solution, enabling organizations to focus on core security challenges

RA’ANANA, ISRAEL, April 4, 2013 – NICE Systems (NASDAQ: NICE) today announced the roll out of Situator Express, an easy to deploy solution for security situation management which adds an advanced layer of management to the NiceVision IP video surveillance system. The solution enables organizations to effectively monitor, manage and correlate data from four principal security systems – video, access control, intrusion, and fire detection – at a low total cost of ownership.

Situator Express is an open solution that fuses video data from NiceVision with incoming data from additional security systems to provide a unified, holistic operating picture with an intuitive display of maps and images. Using smart sensor correlation, video analytics, and automatic adaptive workflows, Situator Express enables organizations to manage security situations in real time and coordinate the most effective responses according to predefined security procedures. With it, meaningful information is shared with all relevant stakeholders and collaboration is promoted with other departments and external agencies. The solution also has an integrated reporting tool that provides information for later investigation, debriefing, and proof of compliance.

“We’ve identified the demand for an easy to deploy solution that helps organizations not only manage their video surveillance systems, but also enables complete security system management,” said Yaron Tchwella, President of the NICE Security Group. “Situator Express further strengthens our robust product portfolio and offering to the security market with a comprehensive solution for the Security Operation Center. The solution is designed to grow with our customers and can be upgraded to meet future needs.”

NICE’s Security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE will be hosting its global customer conference, Interactions 2013, on April 22-25 in Orlando. The event will bring together over 1,500 customers and industry leaders to network, share best practices, and learn about exciting new solutions. http://www.interactions2013.com/

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.